December 14, 2004

Via Facsimile (212) 455-2502 and U.S. Mail

Anjan Mukherjee
Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

	Re:	Celanese Corporation
      Form S-1, amendment number 1, filed December 10, 2004
      File No. 333-120187

Dear Mr. Mukherjee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 8. Although you have now deleted the discussion of financial information from your summary, please consider balancing the remainder of the information in your summary section by disclosing information concerning your leveraged position and how much of your revenues in 2003 were attributed to acquisitions.

2. We note your reference to new senior credit facilities and your disclosure at page 176. Please update the information disclosed, to the extent that there have been developments concerning these credit facilities. Please also disclose the syndicate leader (or leaders), if already determined.

Use of Proceeds; page 42

3. We note your response to our prior comment 18. Please revise further to limit the information you disclose to only the matters called for by Instruction 4 to Item 504 of Regulation S-K. Alternatively, consider using descriptive subheadings to guide readers through this extensive disclosure. Also, please clarify exactly what you will repay. For example, you say that you will use
$199 million for the partial redemption of Senior Discount Notes, but then state that you have $163 million of 10% Series A Senior Discount
Notes and $690 million of $10 1/2% Series B Senior Discount Notes.

Unaudited Pro Forma Financial Information, pages 46 - 56

4. We note your response to our comment 21 in which you advised us that you will complete the earnings per share disclosure as explained in footnote (i) on page 59 in a future pre-effective amendment to the
Registration Statement. Please also confirm to us that your calculation is in conformity with SAB Topic 1B3.

Management`s Discussion and Analysis
Financial Highlights, page 70

5. We note that you have presented combined nine months ended September 30, 2004 information throughout your Financial Highlights.
Revise your discussion to talk about each of the predecessor and successor periods in 2004 individually. In this regard, the combined presentation is not meaningful because of the significant changes in
the basis of presentation in April 2004 and should therefore be deleted. You may discuss your pro forma results of operation for 2004 if you believe that this will help investors understand your results of operations in 2004.

Liquidity; page 102

6. Please expand your discussion to disclose your liquidity on a long-term and short-term basis. See Instruction 5 to Item
303(a)(1)
of Regulation S-K.

Covenant levels and ratios, page 107

7. Expand your covenant disclosures to define and to calculate
"consolidated net debt" and "consolidated net bank debt".

Adjusted EBITDA, page 108

8. We note the revisions you made with regard to prior comment 6.
Expand your disclosures to define and to calculate "special charges".

Stock Incentive Plan; page 165
Deferred Compensation Plan; page 166

9. Please file these plans as exhibits after you have adopted them.

Employment Agreements; page 167

10. Please file as exhibits the employment agreements disclosed here.
For any agreements not yet signed, please file after the agreements are signed.

Transaction and Monitoring Fee Agreement; page 171

11. We note your disclosure that the Advisor will waive in part its right to receive the lump sum payment payable in the event of an initial public offering. Please state affirmatively whether the Advisor has waived this right and quantify any amounts payable to the
Advisor. If true, please update your Use of Proceeds if such amounts will be payable with proceeds of this offering. Also, please update your disclosure for any recent developments with respect to amendments to this agreement.

Underwriters; page 194

12. Disclose the fees paid to Morgan Stanley, Banc of America Securities and affiliates for the services you disclose on page 196
in the second full paragraph.   Clarify whether any amount of
these
fees would be considered by the NASD to be underwriting compensation for purposes of NASD`s Rules of Fair Practice, as required by Item 508(e) of Regulation S-K.

13. Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement.

14. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

15. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

16. We note that you are doing a directed share program. If so, please confirm, if true, that:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

Celanese Consolidated Balance Sheet, pages F-4 and F-72

17. We note your response to our comment 37 in which you advised us that you will present pro format per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distributions in a future pre-effective amendment to the Registration Statement.

Note 27. Business and Geographical Segments, page F-66 - F-69
Note 17. Business and Geographical Segments, page F-109 - F-110

18. We note your response to our comment 38, however we were unable to locate the disclosure added in response to this comment. As requested, please expand your disclosures to include product information as differentiated by your business lines or tell us how your current disclosure complies with paragraph 37 of SFAS 131. If changes were made, please tell us where we can locate these changes in your filing.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Please direct questions regarding accounting comments to Marie
Trimeloni at (202) 942-1860, or in her absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.

      Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

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Anjan Mukherjee
Celanese Corporation
December 14, 2004
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE